UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1. Half-Year Report for the six-month period ended June 30, 2022

2. Earnings Release for Q2 2022

Item 1

Millicom International Cellular S.A.

Half-year report

June 30, 2022

Contents

•	Interim Management Report

•	Responsibility Statement

•	Report on review of interim condensed consolidated financial statements

•	Unaudited Interim Condensed Consolidated Financial Statements

Interim Management Report

Purpose

This half-year report for the six-month period ended June 30, 2022 has been prepared in accordance with the requirements of Article 4 of the Luxembourg Transparency Law of 11 January 2008, and should be read in conjunction with the annual report of Millicom International Cellular S.A. (the Company) for the year ended December 31, 2021 (including the consolidated financial statements included therein) and the unaudited interim condensed consolidated financial statements included in this half-year report.

Cautionary statement considering forward-looking statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruption due to diseases, pandemics, political events, armed conflict, acts by terrorists, including the impact of the outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;

•	competitive forces,including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, financial targets and strategic plans, including the acceleration of cash flow growth, the reduction in net leverage, the expansion of our fixed broadband network, and the implementation of a share repurchase program and environmental, social and governance standards;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found under the heading “Risk Factors” in Item 1 of Millicom’s Report on Form 6-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2022, and in Millicom’s subsequent SEC filings, all of which are available at www.sec.gov. To the extent COVID-19 adversely affects Millicom's business and financial results, it may also have the effect of heightening many of the risks described in its filings.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Group performance

The consolidation of our Guatemalan operation is the most important factor affecting lines of the half-year financial performance of the Group when compared to the same period last year. For brevity purposes, we omit repeated mentions of the Guatemala transaction (see note 3) when discussing the reasons for changes in financial performance year-on-year.

Revenue

Group revenue increased 42.8% ($856 million) year-on-year to $2,856 million in H1 2022. The increase is largely due to positive organic growth in all business lines and countries, which more than offset the impact of weaker currencies in some countries.

Cost of sales

Cost of sales increased at a relatively slower rate of (35.9)% ($202 million) year-on-year to $765 million, due to the same reasons as explained above and a small increase in bad debt provision.

Operating expenses

Operating expenses increased (29.6)% ($217 million) year-on-year to $949 million reflecting increased investment to support the development and expansion of our Tigo Money Fintech business, as well as sales and marketing costs to support customer growth, especially in our Colombia mobile business.

Depreciation and Amortization

Depreciation increased (30.3)% ($118 million) year-on-year to $509 million, mostly due to the effect of the purchase accounting of Guatemala acquisition. Amortization expense decreased 3.8% ($7 million) year-on-year to $171 million reflecting our decision to replace the Cable Onda brand with Tigo in Panama in April 2021.

Share of profit in joint ventures

Millicom's share of profit in joint ventures was $20 million in H1 2022, a decrease of (84.5)% year-on-year as this line now reflects only our operations in Honduras after the consolidation of the Guatemalan operation in November 2021. Had our Guatemalan operations were fully consolidated in H1 2021 Millicom's share of profit in joint ventures would have been $19 million.

Other operating income (expenses), net

Other operating expenses, net, decreased by $38 million year-on-year mainly due to the $25 million charge recorded in Q1 2021 as part of the agreement signed to transfer our stake in the AirtelTigo joint venture in Ghana to the Government of Ghana and the $15 million loss on disposal of shares in Helios Towers recorded in Q2 2021.

Financial income/(expense), net

Financial income (expenses), net increased by $61 million to $305 million. The increase is mainly due to higher debt levels, following the recent acquisition of our Guatemalan operation.

Other non-operating (expenses) income, net

Loss from other non-operating items was $7 million in H1 2022 compared to a loss of $18 million in H1 2021. This decrease is due mainly to the Panama put option revaluation in H1 2021 that resulted in $26 million loss, as well as higher foreign exchange losses in H1 2022, partly offset by the mark-to-market revaluation of Jumia and Helios Towers ($18 million gain from the Helios Towers revaluation in H1 2021).

Charges for taxes, net

Tax expense was $147 million in H1 2022, increasing from $54 million in H1 2021 primarily due to the Guatemala acquisition, increased taxable profits and to a $26 million provision resulting from a one-off adverse tax ruling related to earlier years, in one of our operations.

Profit/ (loss) for the period

Net profit attributable to the owners of the Company was $152 million or 1.42 per share for H1 2022 compared to a loss of $58 million or $0.45 per share in H1 2021. Increase is mainly due to our Africa operation which was moved to discontinued operations as a result of the completion of the sale of our former Tanzania operation on April 5, 2022. Profit from discontinued operations of $111 million for H1 2022, which includes the gain disposal on Tanzania's sale of $107 million, compares to a profit from discontinued operations of $7 million for the same period last year.

Non-controlling interests share of net loss was $17 million in H1 2022 compared to a loss of $27 million in H1 2021, reflecting the share of losses of the Group's partners in Tigo Colombia.

Share Capital

At June 30, 2022, Millicom had 172.1 million issued and paid up common shares of par value $1.50 each (2021: 101.7 million). The increase in number of shares of 70.4 million is the result of the rights offering executed earlier this year. Out of the total net proceeds received of $718 million, $106 million have been allocated to share capital while $612 million were recorded against the Group's share premium account. Out of the 172.1 million issued and paid up common shares, 1.23 million were held by the Company as treasury shares (2021: 179 thousand). During H1 2022, the Company acquired approximately 87 thousand shares and issued around 397 thousand shares to management under the share-based remuneration plans as part of their annual remuneration and directors as part of director remuneration.

Risks and uncertainty factors

Inflation in many countries globally has been rising for the past several months due to a variety of factors, including significant disruptions to the global production and distribution of energy and food commodities caused by Russia’s invasion of Ukraine as well as the global response to that invasion. As a result, global economic prospects have been severely affected, including in our Latin America markets, a situation that is expected to continue at least throughout the remainder of 2022. As of the period ending June 30, 2022, macro-related impacts to the Group's performance have so far been limited, but this could change in future periods.

The Group continues to monitor the developments of the aforementioned events and their potential impact on performance and accounting considerations.

Financial risk management objectives and policies

Millicom’s financial risk management policies and objectives remain unchanged compared to what the Group presented in Section D. Financial risk management of the 2021 consolidated financial statements (included in Group's 2021 Annual Report).

Internal controls and Governance in the preparation of the consolidated financial statements are set out in the Governance section from pages 63 to 112 in Millicom's 2021 Annual Report.

Related-Party transactions

Millicom’s conducts transactions with certain related parties on normal commercial terms and conditions. Material related party transactions are subject to the review of the audit committee of the Company's board of directors. For further details on Millicom Group’s significant related parties please refer to note 12 to our unaudited interim condensed consolidated financial statements included in this half-year report.

Outlook1

We continue to execute on the plans announced at the February Investor Day, and reconfirm the financial targets of organic OCF growth of around 10% per year on average and cumulative EFCF of between $800 million and $1 billion over the next three years. For the remainder of 2022, we expect organic OCF growth to accelerate significantly, achieving full-year 2022 organic OCF growth of around 10%.

Subsequent events

There are no significant subsequent event to report.

/s/ José Antonio Ríos García

Chairman of the Board of Directors

Luxembourg, July 28, 2022

1 Operating Cash Flow ('OCF'), Equity Free Cash Flow ('EFCF'), as well as 'Organic Growth' are non-IFRS measures. Please refer to our 2021 Annual Report for a list and description of non-IFRS measures.

Responsibility Statement

The Board of Directors and the executive management of the company reaffirm their responsibility to ensure the maintenance of proper accounting records disclosing the consolidated financial position of the Group with reasonable accuracy at any time, and ensuring that an appropriate system of internal controls is in place to ensure that the Group’s business operations are carried on efficiently and transparently.

In accordance with Article 4 of the law of January 11, 2008 on transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market, Millicom declares that, to the best of our knowledge, the interim condensed consolidated financial statements for the six-month period ended June 30, 2022, prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted for use in the European Union, give a true and fair view of the assets, liabilities, financial position and results of the interim period.

In addition, management’s report includes a fair review of the development and performance of the Group’s operations during the interim period and of business risks, where appropriate, faced by the Group.

Signed on July 28, 2022

On behalf of Millicom International Cellular S.A., by:

/s/ Mauricio Ramos

Chief Executive Officer

/s/ Sheldon Bruha

Chief Financial Officer

Report on review of interim condensed consolidated financial statements

To the Shareholders,

Millicom International Cellular S.A.

2, rue du Fort Bourbon

L – 1249 - Luxembourg

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of Millicom International Cellular S.A. as of 30 June 2022, which comprise the interim condensed consolidated statement of financial position as at 30 June 2022 and the related interim condensed consolidated statement of income, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity, the interim condensed consolidated statement of cash flow for the six-month period then ended and explanatory notes. Management is responsible for the preparation and fair presentation of these interim condensed financial statements in accordance with International Financial Reporting Standard IAS 34 Interim Financial Reporting as adopted by the European Union (“IAS 34”). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 as adopted by the European Union.

Ernst & Young

Société anonyme

Cabinet de révision agréé

/s/ Bruno Di Bartolomeo

Luxembourg, 28 July 2022

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

Unaudited interim condensed consolidated statement of income for the three and six-month periods ended June 30, 2022

in millions of U.S. dollars except per share data	Notes	Six months ended June 30, 2022 (ii)	Six months ended June 30, 2021 (i)	Three months ended June 30, 2022 (ii)	Three months ended June 30, 2021 (i)
Continuing Operations
Revenue	5	2,856	2,000	1,447	1,001
Cost of sales		(765)	(563)	(395)	(285)
Gross profit		2,090	1,437	1,052	715
Operating expenses		(949)	(732)	(475)	(373)
Depreciation		(509)	(390)	(252)	(192)
Amortization		(171)	(178)	(90)	(73)
Share of profit in joint ventures (ii)	8	20	129	12	67
Other operating income (expenses), net		—	(38)	—	(21)
Operating profit	5	481	227	247	124
Interest and other financial expenses	11	(309)	(250)	(166)	(117)
Interest and other financial income	11	4	5	2	2
Other non-operating (expenses) income, net	6	(7)	(18)	(11)	(75)
Profit (loss) from other joint ventures and associates, net	3	—	(3)	(1)	(2)
Profit before taxes from continuing operations		170	(38)	71	(68)
Tax (charge), net		(147)	(54)	(78)	(33)
Profit from continuing operations		23	(92)	(6)	(101)
Profit (loss) from discontinued operations, net of tax	4	111	7	117	(7)
Net profit for the period		135	(85)	111	(108)

Attributable to:
Owners of the Company		152	(58)	129	(100)
Non-controlling interests		(17)	(27)	(18)	(8)

Earnings/(loss) per common share for net profit/ (loss) attributable to the owners of the Company:
Basic ($ per share) (iii)	7	1.42	(0.45)	1.14	(0.77)
Diluted ($ per share) (iii)	7	1.41	(0.45)	1.13	(0.77)

(i)	Re-presented for discontinued operations (see note 4)

(ii)	Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note 3 for further details. As a result, numbers are not be directly comparable with June 30, 2021 figures.

(iii)	Restated as a result of the completion of the rights offering (see note 7)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

Unaudited interim condensed consolidated statement of comprehensive income for the three and six-month periods ended June 30, 2022

in millions of U.S. dollars	Six months ended June 30, 2022	Six months ended June 30, 2021	Three months ended June 30, 2022 (i)	Three months ended June 30, 2021
Net profit (loss) for the period	135	(85)	111	(108)
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	40	(29)	18	18
Change in value of cash flow hedges, net of tax effects	4	10	1	5
Total comprehensive income (loss) for the period	179	(104)	130	(85)

Attributable to:
Owners of the Company	196	(73)	150	(78)
Non-controlling interests	(17)	(32)	(20)	(7)

Total comprehensive income for the period arises from:
Continuing operations	67	(112)	12	(78)
Discontinued operations	111	7	118	(7)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

Unaudited interim condensed consolidated statement of financial position as at June 30, 2022

in millions of U.S. dollars	Notes	June 30, 2022	December 31, 2021 (i)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	10	7,488	7,558
Property, plant and equipment, net	9	3,109	3,382
Right of use assets		907	1,024
Investments in joint ventures	3, 8	614	596
Investments in associates		7	22
Contract costs, net		9	8
Deferred tax assets		176	180
Derivative financial instruments	13	13	21
Amounts due from non-controlling interests, associates and joint ventures	8	10	24
Other non-current assets		71	74
TOTAL NON-CURRENT ASSETS		12,403	12,890

CURRENT ASSETS
Inventories		104	63
Trade receivables, net		387	405
Contract assets, net		73	69
Amounts due from non-controlling interests, associates and joint ventures	8	37	42
Prepayments and accrued income		188	166
Current income tax assets		81	104
Supplier advances for capital expenditure		19	35
Other current assets		202	269
Restricted cash		57	203
Cash and cash equivalents		776	895
TOTAL CURRENT ASSETS		1,924	2,251
TOTAL ASSETS		14,327	15,141
(i)	Restated after the finalization of the Guatemala purchase accounting. See note 3 for further details.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

Unaudited interim condensed consolidated statement of financial position as at June 30, 2022 (continued)

in millions of U.S. dollars	Notes	June 30, 2022	December 31, 2021 (i)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	14	1,344	628
Treasury shares		(48)	(60)
Other reserves		(556)	(594)
Retained profits		2,691	2,019
Net profit for the period/year attributable to equity holders		152	590
Equity attributable to owners of the Company		3,584	2,583
Non-controlling interests		60	157
TOTAL EQUITY		3,643	2,740

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	6,734	5,904
Lease liabilities	11	887	996
Derivative financial instruments	13	48	1
Payables and accruals for capital expenditure		499	435
Provisions and other non-current liabilities		346	364
Deferred tax liabilities		149	214
TOTAL NON-CURRENT LIABILITIES		8,664	7,914

CURRENT LIABILITIES
Debt and financing	11	129	1,840
Lease liabilities	11	147	171
Put option liability	13	—	290
Payables and accruals for capital expenditure		341	452
Other trade payables		354	347
Amounts due to non-controlling interests, associates and joint ventures		75	74
Accrued interest and other expenses		468	539
Current income tax liabilities		102	128
Contract liabilities		90	97
Provisions and other current liabilities		312	548
TOTAL CURRENT LIABILITIES		2,020	4,487
TOTAL LIABILITIES		10,683	12,401
TOTAL EQUITY AND LIABILITIES		14,327	15,141
(i)	Restated after the finalization of the Guatemala purchase accounting. See note 3 for further details.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

Unaudited interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2022

in millions of U.S. dollars	Notes	June 30, 2022	June 30, 2021 (i)
Cash flows from operating activities (including discontinued operations)
Profit (loss) before taxes from continuing operations		170	(38)
Profit (loss) before taxes from discontinued operations	4	114	(5)
Profit (loss) before taxes		284	(43)
Adjustments to reconcile to net cash:
Interest expense on leases		71	76
Interest expense on debt and other financing		250	202
Interest and other financial income		(4)	(5)
Adjustments for non-cash items:
Depreciation and amortization	5	700	610
Share of net profit in joint ventures		(20)	(129)
(Gain) loss on disposal and impairment of assets, net		(123)	37
Share-based compensation		14	4
Profit (loss) from other joint ventures and associates, net		(1)	3
Other non-cash non-operating (income) expenses, net	6	6	18
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(96)	(94)
Decrease (increase) in inventories		(43)	(25)
Increase (decrease) in trade and other payables, net		(54)	(73)
Increase (decrease) in contract assets, liabilities and costs, net		(7)	(1)
Total changes in working capital		(200)	(193)
Interest paid on leases		(70)	(69)
Interest paid on debt and other financing		(195)	(183)
Interest received		3	2
Taxes paid		(156)	(50)
Net cash provided by operating activities		559	280
Cash flows from (used in) investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	13	(264)	(3)
Proceeds from disposal of subsidiaries and associates, net of cash disposed		112	15
Purchase of spectrum and licenses		(49)	(21)
Purchase of other intangible assets	10	(125)	(81)
Purchase of property, plant and equipment	9	(406)	(330)
Proceeds from sale of property, plant and equipment	9	7	4
Proceeds from disposal of equity investments, net of costs		—	163
Dividends and dividend advances received from joint ventures and associates		1	13
Settlement of financial derivative instruments	13	8	—
Transfer (to) / from pledge deposits, net		33	—
Cash (used in) provided by other investing activities, net		10	11
Net cash used in investing activities		(674)	(228)

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

Unaudited interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2022 (continued)

Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	11	1,322	172
Repayment of debt and other financing	11	(1,931)	(412)
Loan repayment from (advance to) joint venture		—	193
Lease capital repayment		(83)	(62)
Proceeds from the rights offering, net of costs	14	718	—
Advances and dividends paid to non-controlling interests		(3)	(6)
Net cash from (used in) financing activities		24	(116)
Exchange impact on cash and cash equivalents, net		(4)	(7)
Net decrease in cash and cash equivalents		(95)	(72)
Cash and cash equivalents at the beginning of the year		895	875
Effect of cash in disposal group held for sale	4	(24)	—
Cash and cash equivalents at the end of the period		776	803
(i)	Re-presented for discontinued operations (see note 4)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

Unaudited interim condensed consolidated statements of changes in equity for the six-month period ended June 30, 2022

in millions of U.S. dollars	Number of shares (000’s) (iii)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2020	101,739	(526)	153	478	(30)	2,020	(562)	2,059	215	2,274
Total comprehensive income for the period	—	—	—	—	—	(58)	(15)	(73)	(32)	(104)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(3)	(3)
Purchase of treasury shares(ii)	—	(101)	—	—	(6)	2	—	(4)	—	(4)
Share based compensation	—	—	—	—	—	—	4	4	1	4
Issuance of shares under share-based payment schemes	—	449	—	(2)	26	2	(24)	1	—	1
Balance on June 30, 2021	101,739	(179)	153	476	(10)	1,966	(597)	1,987	181	2,168

Balance on December 31, 2021	101,739	(1,538)	153	476	(60)	2,609	(594)	2,583	157	2,740
Total comprehensive income for the year	—	—	—	—	—	152	44	196	(17)	179
Effects of rights offering(iv)	70,357	—	106	612	—	—	—	718	—	718
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
Purchase of treasury shares(ii)	—	(87)	—	—	(3)	1	—	(3)	—	(3)
Share based compensation	—		—	—	—	—	10	10	—	11
Issuance of shares under share-based payment schemes	—	397	—	(2)	16	4	(16)	1	—	1
Effect of the buy-out of non-controlling interests in Panama(v)	—	—	—	—	—	78	—	78	(78)	—
Balance on June 30, 2022	172,096	(1,229)	258	1,086	(48)	2,843	(556)	3,584	60	3,644

(i)	Retained profits – includes profit for the period attributable to equity holders, of which at June 30, 2022, $486 million (2021: $486 million) are not distributable to equity holders.

(ii)	During the six-month period ended June 30, 2022, Millicom withheld approximately 87,382 shares (2021: 101,453 shares) for the settlement of tax obligations on behalf of employees under share-based compensation plans.

(iii)	The authorized share capital amounts to $300 million divided into 200 million shares with a par value of $1.50 each following the extraordinary general meeting held on February 28, 2022.

(iv)	See note 14.

(v)	Resulting from the exercise of the put option in Panama, see note 13.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

Notes to the unaudited interim condensed consolidated statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On November 12, 2021, Millicom acquired the remaining 45% equity interest in its business in Guatemala (collectively, "Tigo Guatemala") and since that date owns 100% equity interest and fully consolidates Tigo Guatemala (see note 3). As a consequence this affects the comparability of the statements of income and cash flows in these unaudited condensed consolidated financial statements and the statement of financial position has been restated as a result of the finalization of the purchase accounting (refer to note 3).

On March 10, 2022, our operations in Tanzania were classified as discontinued operations in the statement of income and as assets held for sale in the statement of financial position after the Group obtained all necessary approvals to conclude the announced divestiture. The sale was completed on April 5, 2022. As a result, the numbers in the statement of income have been re-presented for all periods shown (see note 4).

On July 27, 2022, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2021 consolidated financial statements, except for the changes described below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

II.	Current macroeconomic environment and its effect on the Group's business activities, financial situation and economic performance

Inflation in many countries globally has been rising for the past several months due to a variety of factors, including significant disruptions to the global production and distribution of energy and food commodities caused by Russia’s invasion of Ukraine as well as the global response to that invasion. As a result, global economic prospects have been severely affected, including in our Latin America markets, a situation that is expected to continue at least throughout the remainder of 2022. As of the period ending June 30, 2022, macro-related impacts to the Group's performance have so far been limited, but this could change in future periods.

The Group continues to monitor the developments of the aforementioned events and their potential impact on performance and accounting considerations.

As of June 30, 2022, and for the six-month period ended June 30, 2022, management did not identify any significant adverse accounting effects as a result of the above-mentioned events.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

III.	New and amended IFRS standards

The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

◦	IFRS 3 'Business Combinations' - Reference to Conceptual Framework.

◦	IAS 16 'Property, Plant and Equipment' - Proceeds before intended use.

◦	IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' - Cost of fulfilling a contract.

◦	Annual improvements to IFRS Standards 2018-2020, affecting IFRS 1, IFRS 9, IFRS 16 and IAS 41.

Amendments effective for annual periods starting on January 1, 2023 that are not expected to have a significant impact on the Group consolidated financial statements:

◦	Amendments to IAS 1, 'Disclosure of Accounting Policies' that are intended to help preparers in deciding which accounting policies to disclose in their financial statements.

◦	Amendments to IAS 1, 'Presentation of Financial Statements': These amendments clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability (not yet endorsed by the EU).

◦	IAS 8, 'Accounting Policies, Changes in Accounting Estimates and Errors' - Definition of accounting estimates.

The following changes to standards are effective for annual periods starting on January 1, 2023 and their potential impact on the Group consolidated financial statements is currently being assessed by Management:

◦	Amendments to IAS 12, 'Income Taxes: Deferred tax related to Assets and liabilities arising from a Single Transaction' - These amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. These amendments apply prospectively to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, an entity should apply the amendments for the first time by recognizing deferred tax for all temporary differences related to leases and decommissioning obligations at the beginning of the earliest comparative period presented (not yet endorsed by the EU).

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions for the six-month period ended June 30, 2022

There were no material acquisitions during the six-month period ended June 30, 2022.

Acquisitions 2021

On November 12, 2021, Millicom announced that it has closed the previously-announced agreement to acquire the remaining 45% equity interest in its joint venture business in Guatemala (collectively, "Tigo Guatemala") from its local partner for $2.2 billion in cash. The acquisition was initially financed through a bridge facility (see note 11).

As of June 30, 2022, Millicom has finalized the purchase accounting and determined the fair values of Tigo Guatemala's identifiable assets and liabilities and comparative figures as of December 31, 2021 have been restated accordingly. The finalization of the purchase accounting had an effect on the following financial position line items previously reported as of December 31, 2021:

$ millions	December 31, 2021	Impact of the finalization of the purchase accounting of Guatemala	December 31, 2021	Reason for the change
	As reported		As restated
STATEMENT OF FINANCIAL POSITION
ASSETS
Intangible assets, net	7,721	(163)	7,558	(i)
Property, plant and equipment, net	3,198	184	3,382	(ii)
Right-of-use asset (non-current)	1,008	17	1,024	(iii)
Prepayments and accrued income	168	(2)	166
Other current assets	302	(33)	269
LIABILITIES
Provisions and other current liabilities	546	2	548

(i)	Impact on intangibles resulting from the adjustments explained below.

(ii)	See updated fair values section below. Mainly relates to property, plant and equipment step up.

(iii)	See updated fair values section below. It relates to remeasurement of the right of use assets.

The impact of the finalization of Guatemala's purchase accounting on the 2021 Group statement of income is immaterial. Therefore, no adjustments were made in that respect on comparative figures.

Further details of Guatemala acquisition are provided on the following page.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (continued)

The table below shows the changes in fair values compared to the values reported as of December 31, 2021.

At acquisition date - November 12, 2021 (in millions of U.S. dollars)	Provisional fair values (100%)	Final fair values (100%)	Changes
Intangible assets (excluding goodwill) (i)	1,294	1,917	623
Property, plant and equipment (ii)	547	731	184
Right of use assets (iii)	189	205	17
Other non-current assets	5	5	—
Current assets (excluding cash)	210	210	—
Trade receivables (iv)	42	42	—
Cash and cash equivalents	199	199	—
Total assets acquired	2,486	3,309	823
Lease liabilities (iii)	205	205	—
Other debt and financing	417	417	—
Other liabilities	281	281	—
Total liabilities assumed	903	903	—
Fair value of assets acquired and liabilities assumed, net - A	1,583	2,406	823
Purchase consideration (45%) - B	2,195	2,195	—
Implied fair value (100% of business) - C	4,877	4,877	—
Carrying value of our investment in joint venture at acquisition date - D	2,013	2,013	—
Goodwill arising on change of control - B+D-A=E	2,625	1,802	(823)
Revaluation of previously held interests - C-B-D=F (v)	670	670	—
Total goodwill - E+F=G	3,295	2,472	(823)

(i)	Fair value step-up have been recognized mainly on the following intangible assets:

a) the customer lists for an amount of $514 million, with estimated weighted average useful lives of 9.3 years.

b) the spectrum and licenses held by Tigo Guatemala for $51 million, with a remaining useful life of 11 years.

c) the trademarks and brand held and operated by Tigo Guatemala for $62 million, bringing its carrying value to $910 million. Management determined that the latter have indefinite useful lives.

(ii)	A fair value step-up of $184 million has been recognized on property, plant and equipment, mainly on the core network, network equipment and owned towers. The weighted average remaining useful live is estimated at 6 years.

(iii)	The Group measured the lease liability at the present value of the remaining lease payments (as defined in IFRS 16) as if the acquired lease were a new lease at the acquisition date. The right-of-use assets have been adjusted by $17 million to be measured at the same amount as the lease liabilities.

(iv)	The fair value of trade receivables acquired approximate their carrying value of $42 million.

(v)	The acquisition has been determined as a business combination achieved in stages, requiring Millicom to remeasure its 55% previously held equity investment in Tigo Guatemala at its acquisition date fair value; the resulting gain has been recognized in the statement of income under the line "Revaluation of previously held interests" and is included in the goodwill calculation (see above).

The goodwill is attributable to the workforce and the high profitability of Tigo Guatemala. It is currently not expected to be tax deductible. From November 12, 2021 to December 31, 2021, Tigo Guatemala contributed $223 million of revenue and $28 million of net profit to the Group. If Tigo Guatemala had been acquired on January 1, 2021, incremental revenue for the year 2021 would have been $1.38 billion and incremental net profit for the same period of $147 million. Acquisition related costs included in the statement of income under operating expenses were immaterial.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

Disposals 2022 - Tanzania

On March 10, 2022, Millicom obtained the final necessary regulatory approvals to sell its operations in Tanzania. The transaction was completed on April 5, 2022 (see note 4).

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations-Tanzania

As from March 10, 2022, and in accordance with IFRS 5, all assets and liabilities of our operations in Tanzania were classified as held for sale and their results have been removed from the results of continuing operations and are shown as a single line item on the face of the statement of comprehensive income under 'net result from discontinued operations'. Comparative figures of the statement of income have been re-presented accordingly.

On April 5, 2022, Millicom completed the sale for an initial cash consideration of approximately $101 million (subject to final price adjustment). As per the sale agreement, the initial sale price was adjusted to consider some outstanding tax and legal contingencies which management believes is sufficient to cover any future claims on pre-closing matters. Should the price adjustments not be sufficient, Millicom might be liable and need to make additional provisions that are not covered by the latter. In addition, the agreement also provides an IPO2 adjustment clause valid until April 5, 2024, whereby Millicom would reimburse the buyer for any negative difference between the share price per share on the IPO date and the one implied by this sale. As of June 30, 2022, no additional provisions have been made by management in respect of the aforementioned items.

(a)        The net assets de-consolidated on the date of the disposal, as well as the gain on disposal, were as follows:

Details of the sale of the subsidiary ($ millions)	April 5, 2022
Carrying amount of net assets sold (A)	(79)
Initial sale consideration (B)	101
Gross gain on sale (B) - (A)	180
Other operating expenses linked to the disposal	(13)
Other operating income/expenses, net	(5)
Gain on sale before reclassification of foreign currency translation reserve	163
Reclassification of foreign currency translation reserve	(56)
Net gain on sale	107

(b)       The operating results and cash flows of the discontinued operation for the three- and six-month periods ended June 30, 2022 and June 30, 2021 are set out below. The figures shown below are after inter-company eliminations.

2 The Tanzanian government implemented in 2016 legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. The ´Tanzania Communications Regulatory Authority´ (TCRA) ordered the Tanzanian operations to complete such public offering by December 31, 2025, at the latest.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

Results from Discontinued Operations (in millions of U.S. dollars)	Six months ended June 30, 2022	Six months ended June 30, 2021	Three months ended June 30, 2022	Three months ended June 30, 2021
Revenue	88	178	—	89
Cost of sales	(26)	(52)	—	(27)
Operating expenses	(27)	(61)	—	(30)
Depreciation and amortization	(21)	(42)	—	(21)
Other operating income (expenses), net	4	1	5	—
Gain/(loss) on disposal of discontinued operations (see (a) above)	120	—	120	—
Other expenses linked to the disposal of discontinued operations (see (a) above)	(13)	—	(8)	—
Operating profit (loss)	125	23	117	11
Interest income (expense), net	(12)	(28)	—	(13)
Profit (loss) before taxes	114	(5)	117	(1)
Credit (charge) for taxes, net	(3)	12	—	(6)
Net profit/(loss) from discontinuing operations	111	7	117	(7)

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

Cash flows from discontinued operations (in millions of U.S. dollars)	Six months ended June 30, 2022	Six months ended June 30, 2021
Cash from (used in) operating activities, net	13	42
Cash from (used in) investing activities, net	8	1
Cash from (used in) financing activities, net	—	—
Net cash inflows	21	42

5. SEGMENT INFORMATION

Management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations were predominantly affected by operating in different geographical regions. Until the divestiture of our Tanzania business, as discussed above, the Millicom Group had businesses in two main regions, Latin America and Africa, which constituted our two reportable segments. As a result of the sale of the Tanzania business and its classification as a discontinued operation, we no longer report an Africa segment in our unaudited condensed consolidated financial statements included elsewhere in this Report and will no longer report it in our consolidated financial statements for future periods. The Group now only operates in a single region, Latin America.

As a result, the Group now reports a single segment, called the ‘Group Segment’, which includes the results of our Latin American operations, and regional and central corporate costs. Group segment figures will continue to include our Honduras joint venture as if it was fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Group segment figures also include our operations in Guatemala as if they were fully consolidated for all comparative periods, for the same reasons. On November 12, 2021, we acquired the remaining 45% equity interest in our Guatemala joint venture business, and we now fully consolidate our operations in Guatemala. Prior to this date, we held a 55% stake in our operations in Guatemala and accounted for it using the equity method of accounting, along with our operations in Honduras.

Revenue, operating profit (loss), EBITDA and other segment information for the three- and six-month periods ended June 30, 2022 and 2021, are shown on the following pages.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

5. SEGMENT INFORMATION (Continued)

Six months ended June 30, 2022 (in millions of U.S. dollars)	Group Segment (viii)	Honduras (vii)	Eliminations and transfers	Group
Mobile revenue	1,702	(215)	1	1,487
Cable and other fixed services revenue	1,142	(53)	3	1,092
Other revenue	38	(2)	—	36
Service revenue (i)	2,881	(270)	3	2,615
Telephone and equipment and other revenue (i)	259	(18)	—	241
Revenue	3,140	(288)	3	2,856
Operating profit (loss)	522	(60)	20	481
Add back:
Depreciation and amortization	732	(53)	—	680
Share of profit in joint ventures (viii)	—	—	(20)	(20)
Other operating income (expenses), net	—	—	—	—
EBITDA (ii)	1,254	(113)	—	1,141
EBITDA from discontinued operations	22	—	—	22
EBITDA incl discontinued operations	1,276	(113)	—	1,163
Capital expenditure (iii)	(571)	46	—	(524)
Spectrum paid	(49)	—	—	(49)
Changes in working capital and others (iv)	(194)	8	—	(186)
Taxes paid	(181)	25	—	(156)
Operating free cash flow (v)	281	(34)	—	248
Total Assets (vi)	14,653	(1,055)	729	14,327
Total Liabilities	11,190	(621)	115	10,683

(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets.

(iii)       Excluding spectrum and licenses

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense.

(v)	Operating Free Cash Flow is EBITDA less capex, less spectrum paid, less change in working capital, other non-cash items (share-based payment expense) and taxes paid. From 2022, the Group changed the definition of Operating Free Cash Flow to include spectrum paid in response to feedback from users of our financial statements who prefer a more comprehensive view of our cash flow generation.

(vi)       Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Guatemala (prior to acquisition) and Honduras as reported in the Group segment.

(viii)	As further explained above, Group Segment numbers include Guatemala (until acquisition in November 2021) and Honduras as if they were fully consolidated, and excludes Africa.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

5. SEGMENT INFORMATION (Continued)

Six months ended June 30, 2021 (in millions of U.S. dollars)	Group Segment (viii)	Guatemala and Honduras	Eliminations and transfers	Group
Mobile revenue	1,669	(758)	—	911
Cable and other fixed services revenue	1,128	(177)	—	951
Other revenue	33	(3)	—	30
Service revenue (i)	2,829	(938)	—	1,891
Telephone and equipment revenue (i)	244	(135)	—	109
Revenue	3,074	(1,074)	—	2,000
Operating profit (loss)	423	(324)	129	227
Add back:
Depreciation and amortization	794	(226)	—	568
Share of profit in joint ventures	—	—	(129)	(129)
Other operating income (expenses), net	37	1	—	38
EBITDA (ii)	1,254	(549)	—	705
EBITDA from discontinued operations	64	—	—	64
EBITDA incl discontinued operations	1,318	(549)	—	769
Capital expenditure (iii)	(526)	119	—	(407)
Spectrum paid	(36)	15	—	(21)
Changes in working capital and others (iv)	(189)	—	—	(188)
Taxes paid	(134)	84	—	(50)
Operating free cash flow (v)	433	(331)	—	102
Total Assets (vi)	13,393	(4,701)	2,813	11,506
Total Liabilities	10,861	(1,755)	232	9,338

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

5. SEGMENT INFORMATION (Continued)

Three months ended June 30, 2022 (in millions of U.S. dollars)	Group Segment (viii)	Honduras(vii)	Eliminations and transfers	Group
Mobile revenue	858	(108)	—	751
Cable and other fixed services revenue	572	(27)	1	547
Other revenue	19	(1)	—	18
Service revenue (i)	1,449	(136)	2	1,315
Telephone and equipment revenue (i)	142	(10)	—	132
Revenue	1,591	(145)	2	1,447
Operating profit (loss)	266	(32)	13	247
Add back:
Depreciation and amortization	368	(27)	—	342
Share of profit in joint ventures(viii)	—	—	(12)	(12)
Other operating income (expenses), net	—	1	(1)	—
EBITDA (ii)	634	(58)	—	577
EBITDA from discontinued operations	(8)	—	—	(8)
EBITDA incl discontinued operations	627	(58)	—	569
Capital expenditure (iii)	(269)	21	—	(248)
Spectrum paid	(19)			(19)
Changes in working capital and others (iv)	(70)	7	—	(62)
Taxes paid	(116)	22	—	(94)
Operating free cash flow (v)	153	(7)	—	146

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

5. SEGMENT INFORMATION (Continued)

Three months ended June 30, 2021 (in millions of U.S. dollars)	Group Segment(viii)	Guatemala and Honduras	Eliminations and transfers	Group
Mobile revenue	836	(379)	—	457
Cable and other fixed services revenue	565	(92)	—	473
Other revenue	17	(1)	—	15
Service revenue (i)	1,418	(472)	—	946
Telephone and equipment revenue (i)	126	(71)	—	55
Revenue	1,544	(544)	—	1,001
Operating profit (loss)	221	(166)	68	124
Add back:
Depreciation and amortization	378	(113)	—	265
Share of profit in joint ventures	—	—	(67)	(67)
Other operating income (expenses), net	19	2	(1)	21
EBITDA (ii)	619	(276)	—	343
EBITDA from discontinued operations	32	—	—	32
EBITDA incl discontinued operations	651	(276)	—	375
Capital expenditure (iii)	(232)	57	—	(175)
Spectrum paid	(2)	—	—	(1)
Changes in working capital and others (iv)	(28)	10	—	(18)
Taxes paid	(96)	55	—	(41)
Operating free cash flow (v)	293	(153)	—	140

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Six months ended June 30, 2022	Six months ended June 30, 2021 (i)	Three months ended June 30, 2022	Three months ended June 30, 2021 (i)
Change in fair value of derivatives (Note 13)	11	2	2	2
Change in fair value in investment in Helios Towers (ii)	—	18	—	—
Change in value of call option and put option liability (Note 13)	(1)	(26)	(1)	(27)
Exchange gains (losses), net	(17)	(13)	(13)	(51)
Other non-operating income (expenses), net	1	1	—	—
Total	(7)	(18)	(11)	(75)

(i)	Re-presented for discontinued operations (see note 4).

(ii)	In June 2021, Millicom disposed of its remaining shareholding in HT.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Six months ended June 30, 2022	Six months ended June 30, 2021 (ii) (iii)	Three months ended June 30, 2022	Three months ended June 30, 2021 (ii) (iii)
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	40	(65)	12	(93)
Net profit (loss) attributable to equity holders from discontinued operations	111	7	117	(7)
Net profit (loss) attributable to all equity holders to determine the basic profit (loss) per share	152	(58)	129	(100)

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	107,046	128,964	113,488	129,095
Potential shares as a result of long term incentive plans	276	255	468	503
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	107,322	129,220	113,956	129,599

in U.S. dollars
Basic
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	0.38	(0.51)	0.11	(0.72)
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	1.04	0.06	1.03	(0.05)
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	1.42	(0.45)	1.14	(0.77)
Diluted
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	0.38	(0.50)	0.11	(0.72)
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	1.04	0.06	1.02	(0.05)
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	1.41	(0.45)	1.13	(0.77)

(i)	For the purpose of calculating the diluted earnings (loss) per common share, the weighted average outstanding shares used for the basic earnings (loss) per common share were increased only by the portion of the shares which have a dilutive effect on the earnings (loss) per common share.

(ii)	Re-presented for discontinued operations (see note 4).

(iii)	As required by IAS 33 ‘Earnings per share’ the impact of the bonus element included within the rights offering (see note 14) has been included in the calculations of the basic and diluted earnings per share for the current year/period and comparative figures have been re-presented accordingly.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

8. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At June 30, 2022, the equity accounted net assets of our joint venture in Honduras totaled $434 million (December 31, 2021: Honduras: $406 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2021: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the six-month period ended June 30, 2022, Millicom's joint venture in Honduras repatriated cash of $26 million under the form of management fees and repayment of a shareholder loan. For the same period last year, Millicom's joint ventures in Guatemala and Honduras repatriated cash of $37 million, out of which $13 million represented dividends and dividends advances paid to the Company.

At June 30, 2022, Millicom had $69 million payables to Honduras joint venture which were mainly made up of loan advances (December 31, 2021: $69 million). In addition, Millicom had a total of $44 million receivable from Honduras (December 31, 2021: 62 million), mainly composed of a sale consideration following a shareholding restructuring in 2020, which is payable in several installments with a final settlement in November 2023.

in millions of U.S. dollars	2022
Honduras (i)
Opening Balance at January 1, 2022	596
Results for the period	20
Currency exchange differences	(2)
Closing Balance at June 30, 2022	614

(i) Share of profit is recognized under ‘Share of profit in the joint ventures’ in the statement of income for the period ended June 30, 2022.

9. PROPERTY, PLANT AND EQUIPMENT

During the six-month period ended June 30, 2022, Millicom added property, plant and equipment for $378 million (June 30, 2021: $261 million) and received $7 million from disposal of property, plant and equipment (June 30, 2021: $4 million).

10. INTANGIBLE ASSETS

During the six-month period ended June 30, 2022, Millicom added intangible assets for $192 million of which $116 million related to spectrum and licenses, and $76 million to additions of other intangible assets (June 30, 2021: $34 million of which $(14) million related to an adjustment on spectrum and licenses and $48 million to additions of intangible assets) and did not receive any proceeds from disposal of intangible assets (June 30, 2021: nil).

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most significant movements in debt and financing for the six-month period ended June 30, 2022 were as follows:

Luxembourg

On January 10, 2022, Millicom placed a SEK 2.2 billion (approximately $215 million at the June 30, 2022 exchange rate) senior unsecured sustainability bond (the "Bond") within its Sustainability bond framework. The Bond is due on 2027 and carries a floating coupon priced at 3m Stibor+300bps, The Bond is listed on the Nasdaq Stockholm sustainable bond list. On January 13, 2022, Millicom executed a swap on the principal amount to hedge it to USD (see note 13).

On April 13, 2022, Millicom repaid $100 million of the bridge loan with the proceeds received from the disposal of our operations in Tanzania. The remaining balance of $350 million has been repaid in June 2022 with the proceeds of the rights offering (see note 14).

Colombia

On January 21, 2022, Colombia Movil S.A. repaid $100 million of the outstanding amount of the Syndicated Loan Agreement dated June 8, 2017. On January 19, 2022, the respective cross currency swaps with Bancolombia and JP Morgan for $25 million, each, were terminated. As of June 30, 2022, there is still $50 million outstanding under the syndicated loan, which is covered by cross currency and interest rate swaps.

Guatemala

On January 27, 2022, our principal subsidiary in Guatemala, Comunicaciones Celulares, S.A. ("Comcel"), completed the issuance of a new 10-year $900 million Bond with a coupon of 5.125% per annum. The proceeds from this bond were used to repay a significant portion of the bridge financing that was used to fund the acquisition of the remaining 45% equity interest in the Tigo Guatemala operations (see note 3).

On March 31, 2022, Comcel executed a new 5-year $150 million loan agreement with Banco de Desarrollo Rural, S.A.. Proceeds were disbursed on April 27, 2022 and were used to refinance some of the credit agreements Comcel has with Banco Industrial.

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at June 30, 2022	As at December 31, 2021
Due within:
One year	129	1,840
One-two years	422	206
Two-three years	209	486
Three-four years	652	843
Four-five years	1,531	758
After five years	3,920	3,610
Total debt and financing	6,864	7,744

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at June 30, 2022 and December 31, 2021.

	Bank and financing guarantees (i)		Supplier guarantees
in millions of U.S. dollars	As at June 30, 2022	As at December 31, 2021	As at June 30, 2022	As at December 31, 2021
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure(ii)
0-1 year	13	71	—	82
1-3 years	38	6	—	—
3-5 years	215	223	—	—
Total	266	300	—	82

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

(ii) Guarantee from Tanzania ceased to exist after the completion of the sale in our operations in Tanzania, see note 4.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Six months ended June 30, 2022	Six months ended June 30, 2021 (i)	Three months ended June 30, 2022	Three months ended June 30, 2021 (i)
Interest expense on bonds and bank financing	(213)	(159)	(111)	(77)
Interest expense on leases	(64)	(57)	(33)	(27)
Early redemption charges	—	(5)	—	—
Others	(32)	(28)	(23)	(13)
Total interest and other financial expenses	(309)	(250)	(166)	(117)

(i) Re-presented for discontinued operations (see note 4)

12. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of June 30, 2022, the total amount of claims brought against Millicom and its subsidiaries is $250 million (December 31, 2021: $246 million). The Group's share of the comparable exposure for its joint venture in Honduras is $13 million (December 31, 2021: $13 million).

As at June 30, 2022, $27 million has been provisioned by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2021: $36 million). The Group's share of provisions made by the joint venture was $1 million (December 31, 2021: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Taxation

At June 30, 2022, the tax risks exposure of the Group's subsidiaries is estimated at $297 million, for which provisions of $63 million have been recorded in tax liabilities; representing the probable amount of eventual claims and required payments related to those risks (December 31, 2021: $343 million of which provisions of $69 million were recorded). The Group's share of comparable tax exposure and provisions in its joint venture amounts to $89 million (December 31, 2021: $68 million) and $6 million (December 31, 2021: $3 million), respectively.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

Capital commitments

At June 30, 2022, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $556 million of which $426 million are due within one year (December 31, 2021: $761 million of which $428 million are due within one year). The Group’s share of commitments in the joint ventures is $38 million and $38 million. (December 31, 2021: $41 million and $41 million).

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at June 30, 2022 and December 31, 2021:

in millions of U.S. dollars	Carrying value		Fair value
	As at June 30, 2022	As at December 31, 2021	As at June 30, 2022	As at December 31, 2021
Financial liabilities
Debt and financing	6,864	7,744	5,975	7,817

(i)        Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the 2024 SEK 2 billion and the foreign currency risk in relation to the 2027 SEK 2.2 billion (approximately $211 million and $236 million, respectively, using the exchange rate at the time of the issuance of each bond) senior unsecured sustainability bonds issued in May 2019 and January 2022, respectively). These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity dates are May 2024 and January 2027, respectively. The hedging relationships are highly effective and related fluctuations are recorded through other comprehensive income. At June 30, 2022, the fair values of the swaps amount to a liability of $48 million (December 31, 2021: an asset of $6 million).

Colombia and El Salvador operations have also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At June 30, 2022, the fair value of El Salvador amount to nil, (December 31, 2021: a liability of $1 million) and the fair value of Colombia swaps amount to an asset of $15 million (December 31, 2021: an asset of $15 million). On January 19, 2022, a portion of the cross-currency swaps with Bancolombia and JP Morgan were settled in cash for an amount of $8 million.

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

Call and put options - Panama

As of June 14, 2022, the Group received the formal notification from the minority shareholders of Cable Onda S.A. confirming the exercise of their put option right to sell their remaining 20% shareholding to Millicom for an amount of approximately $290 million. The transaction closed on June 29, 2022 and the payment was applied against the already recorded put option liability of $290 million.

As a result, the non-controlling interests' carrying value of $78 million have been transferred to the Group's equity.

Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2022

There are no other derivative financial instruments with a significant fair value at June 30, 2022.

14. RIGHTS OFFERING

On May 18, 2022, the Board of Directors of Millicom resolved on a rights offering (the "Rights Offering") granting preferential subscription rights to existing holders of shares and Swedish Depositary Receipts ("SDRs") to subscribe for up to 70,357,088 shares in aggregate.

Those who were registered as holders of shares/SDR register on May 23, 2022, received one subscription right for each share ("Share Right") or SDR ("SDR right") held in Millicom. 10 share rights entitled a holder thereof to subscribe for 7 new shares in Millicom and 10 SDR Rights entitled a holder thereof to subscribe 7 new SDRs in Millicom. The subscription price was set at SEK 106 per new SDR and $10.61 per new share. The subscription price in SEK was determined based on the subscription price in U.S dollars as resolved by Millicom, $10.61 per new share, using the SEK-U.S dollar exchange rate published by the Swedish Central Bank on May 17, 2022.

The record date for participation in the Rights Offering was May 23, 2022. The subscription period ran from May 27, 2022 up to June 13, 2022.

The result of the Rights Offering showed that 68,822,675 shares, including those represented by SDRs, have been subscribed for by the exercise of basic subscription rights. The remaining 1,534,413 shares, including those represented by SDRs, have been allotted to those investors who have subscribed for them pursuant to over subscription privileges. The Rights Offering was thus fully subscribed, and Millicom received proceeds amounting to approximately $718 million after deducting underwriting commissions and other offering expenses of $28 million.

The Rights Offering resulted in the issuance of 70,357,088 new shares, which increased the number of outstanding shares in Millicom from 101,739,217 to 172,096,305. As a result, the share capital increased by $106 million to $258 million from $153 million. The remaining $612 million have been allocated to the Group's share premium account.

15. SUBSEQUENT EVENTS

There are no significant subsequent event to report.

Item 2

Earnings Release Q2 2022

Luxembourg, July 28, 2022

Sustained Growth Momentum in Q2

Fourth consecutive quarter of revenue growth across all countries and business lines

Highlights Q2 2022*

•	Revenue up 44.6% and operating profit up 99.6% year-on-year reflecting the Guatemala acquisition and growth in all countries and business lines - service revenue up 4.5% organically, led by Colombia up 8.5%.

•	Postpaid mobile customer growth of 25% year-on-year was a key contributor to organic growth with solid net additions of 226,000 in Q2.

•	EBITDA up 4.6% year-on-year organically to $577 million; this is also up sequentially from $564 million in Q1.

•	Expect organic OCF growth of around 10% in 2022, in line with medium term targets.

•	Completed rights offering with gross proceeds of approximately $746 million, reducing leverage to 3.14x.

•	Increased ownership in Tigo Panama to 100% and completed exit from Africa.

•	Emissions reduction targets validated by the Science-Based Target initiative.

Financial highlights ($ millions)	Q2 2022	Q2 2021	% change	Organic % Change	H1 2022	H1 2021	% change	Organic % Change
Revenue	1,447	1,001	44.6%	5.5%	2,856	2,000	42.8%	5.0%
Operating Profit	247	124	99.6%		481	227	111.8%
Net Profit	129	(100)	NM		152	(58)	NM
Non-IFRS measures (*)
Service Revenue	1,315	946	39.1%	4.5%	2,615	1,891	38.3%	4.6%
EBITDA	577	343	68.5%	4.6%	1,141	705	62.0%	2.4%
Capex	255	188	35.4%		454	309	47.2%
Operating Cash Flow	322	154	108.8%	(0.7)%	687	396	73.5%	(4.5)%

*See page 11 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Millicom Chief Executive Officer Mauricio Ramos commented:

"We had a solid Q2, with service revenue growing organically in every country and business unit for the fourth consecutive quarter, while EBITDA grew both year-on-year and sequentially compared to Q1.

Colombia performed exceptionally well, as service revenue growth accelerated to more than 8%, driven by mobile, which grew nearly 20% fueled by high-single-digit ARPU growth resulting from the shift in mix toward postpaid, as we reap the benefits of our recent investments in spectrum, network and distribution. The improved mobile ARPU and revenue lifted underlying margins in Colombia for a third consecutive quarter.

1

Earnings Release Q2 2022

During the quarter, we advanced with our plans to carve out our infrastructure and fintech assets, and we plan to begin unlocking and crystallizing value from these assets with transactions in 2023. We also completed the planned rights offering designed to fund the Guatemala acquisition.

Finally, we were very active on the ESG front, as our climate targets were validated by the Science Based Targets initiative. We also joined the White House partnership for Central America, re-affirming our long-standing commitment to invest to build the digital highways that improve lives in the region.

We recognize that the current global macro context has become more challenging, but the business has continued to perform strongly and ahead of our plans thanks to the dedication and hard work of our approximately 20,000 employees throughout the region. In light of the very strong cash flow generation that we expect for the second half of this year, I am confident that we will deliver on the commitments we outlined at our recent investor day."

2

Earnings Release Q2 2022

Outlook

We continue to execute on the plans announced at the February Investor Day, and reconfirm the financial targets of organic OCF growth of around 10% per year on average and cumulative EFCF of between $800 million and $1 billion over the next three years. For the remainder of 2022, we expect organic OCF growth to accelerate significantly, achieving full-year 2022 organic OCF growth of around 10%.

Group Quarterly Financial Review - Q2 2022

Income statement data (i) (IFRS)	Q2 2022	Q2 2021	% change	H1 2022	H1 2021	% change
$ millions (except EPS in $)
Revenue	1,447	1,001	44.6%	2,856	2,000	42.8%
Cost of sales	(395)	(285)	(38.5)%	(765)	(563)	(35.9)%
Gross profit	1,052	715	47.1%	2,090	1,437	45.5%
Operating expenses	(475)	(373)	(27.4)%	(949)	(732)	(29.6)%
Depreciation	(252)	(192)	(31.2)%	(509)	(390)	(30.3)%
Amortization	(90)	(73)	(23.3)%	(171)	(178)	3.8%
Share of profit in joint ventures	12	67	(82.2)%	20	129	(84.5)%
Other operating income (expenses), net	—	(21)	NM	—	(38)	NM
Operating profit	247	124	99.6%	481	227	111.8%
Net financial expenses	(164)	(114)	(43.5)%	(305)	(244)	(24.8)%
Other non-operating income, (expense) net	(11)	(75)	85.7%	(7)	(18)	63.3%
Gains (losses) from other JVs and associates, net	(1)	(2)	56.2%	—	(3)	108.0%
Profit before tax	71	(68)	NM	170	(38)	NM
Net tax expense	(78)	(33)	NM	(147)	(54)	NM
Profit for the period from continuing ops.	(6)	(101)	93.9%	23	(92)	NM
Non-controlling interests	18	8	NM	17	27	(36.3)%
Profit (loss) from discontinued operations	117	(7)	NM	111	7	NM
Net profit for the period	129	(100)	NM	152	(58)	NM
Weighted average shares outstanding (millions)	113.49	129.10	(12.1)%	107.05	128.96	(17.0)%
EPS	1.14	(0.77)	NM	1.42	(0.45)	NM

(i) Since acquiring the remaining 45% equity interest on November 12, 2021, the Guatemala business is fully consolidated in our financial statements.

The consolidation of Guatemala is the most important factor affecting most lines of the Q2 2022 financial data when compared to Q2 2021. For brevity purposes, we omit repeated mentions of the Guatemala transaction when discussing the reasons for changes in financial performance year-on-year. To facilitate comparisons, proforma income statement data are included in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

3

Earnings Release Q2 2022

In Q2 2022, revenue increased 44.6% year-on-year, fueled by positive organic growth in all business lines and countries, which more than offset the impact of weaker currencies in some countries. Excluding the impact of the Guatemala acquisition and currency movements, revenue increased 5.5% on an organic basis.

Operating expenses increased 27.4% year-on-year, reflecting increased sales and marketing costs to support customer growth, especially in our Colombia mobile business, as well as increased investment to support the development and expansion of our Tigo Money fintech business. Energy costs, which amount to approximately 2% of revenue, increased by more than 10% in many countries, but this impact was mitigated by savings in other areas. Excluding the impact of the Guatemala acquisition and currency movements, operating expenses increased 4.4%.

Operating profit rose 99.6% year-on-year, significantly outpacing revenue growth of 44.6% due mainly to the consolidation of Guatemala, where margins are above the Group average.

Net financial expenses increased $50 million year-on-year, reflecting the increase in debt related to the Guatemala acquisition, partially offset by the benefit of refinancing activity in the last 12 months. Other non-operating expense of $11 million largely reflects foreign exchange losses and compares to an expense of $75 million in Q2 2021 related to foreign exchange losses and the revaluation of the put option liability in Panama.

Charge for taxes increased to $78 million in Q2 2022 from $33 million in Q2 2021 primarily due to the Guatemala acquisition as well as increased taxable profit in several other country operations. Non-controlling interests amounted to an $18 million share of losses in Q2 2022 compared to $8 million in Q2 2021 reflecting our partners' share of net losses in Colombia. Profit from discontinued operations of $117 million mainly reflects a gain on the sale of our former Tanzania operation, which was sold on April 5.

Net profit attributable to owners of the company was $129 million, or $1.14 per share, compared to a net loss of $100 million ($0.77 loss per share) in Q2 2021. The weighted average number of shares outstanding during the quarter was 113.49 million, reflecting the rights offering completed in June 2022. As of June 30, 2022, we had 172,096,305 shares outstanding, including 1,229,092 held in treasury.

4

Earnings Release Q2 2022

Cash Flow

Cash flow data* ($ millions)	Q2 2022	Q2 2021	% change	H1 2022	H1 2021	% change
EBITDA from continuing operations	577	343	68.5%	1,141	705	62.0%
EBITDA from discontinued operations	(8)	32	NM	22	64	(65.2)%
EBITDA including discontinued operations	569	375	52.0%	1,163	769	51.3%
Cash capex (excluding spectrum and licenses)	(248)	(175)	(41.9)%	(524)	(407)	(28.7)%
Spectrum paid	(19)	(1)	NM	(49)	(21)	NM
Changes in working capital	(65)	(23)	NM	(193)	(192)	(0.8)%
Other non-cash items	3	5	(53.8)%	7	3	117.0%
Taxes paid	(94)	(41)	NM	(156)	(50)	NM
Operating free cash flow	146	140	4.4%	248	102	NM
Finance charges paid, net	(90)	(90)	0.1%	(193)	(182)	(6.0)%
Lease interest payments, net	(32)	(33)	3.6%	(70)	(69)	(0.8)%
Lease principal repayments	(39)	(33)	(18.5)%	(83)	(62)	(33.7)%
Free cash flow	(14)	(16)	8.8%	(98)	(211)	53.7%
Repatriation from joint ventures and associates	13	22	(39.9)%	27	37	(27.3)%
Dividends and advances to non-controlling interests	(3)	(3)	15.3%	(3)	(6)	56.2%
Equity free cash flow	(4)	3	NM	(73)	(180)	59.3%
Equity free cash flow - Africa	(5)	9	NM	(12)	—	NM
Equity free cash flow - excluding Africa	1	(6)	116.3%	(62)	(180)	65.7%

* See page 11 for a description of non-IFRS measures discussed in the above table. On November 12, 2021, we acquired the remaining 45% interest in our Guatemala operation, and we began to consolidate Guatemala as of that date. As a result, Cash Flow metrics for 2022 are not directly comparable to those of 2021, which did not include Guatemala. Additionally, cash flow data includes our operation in Tanzania until its disposal on April 5, 2022.

Given meaningful seasonal variations, commentary in this section emphasizes year-to-date rather than quarterly performance.

Operating Free Cash Flow (OFCF) was $248 million in H1 2022, an increase of $146 million year-on-year, with most line items impacted primarily by the consolidation of Guatemala. Working capital investment of $193 million reflects timing differences that typically revert in the second half of the year. The level was roughly flat year-on-year despite the consolidation of Guatemala, reflecting typically-low working capital requirements in that country, where prepaid mobile is a relatively larger contributor to revenue.

The increase in taxes paid reflects primarily the effect of the Guatemala consolidation and related withholding taxes on the increased cash repatriation from that country. Finance charges increased $11 million year-on-year in H1 but were flat in Q2, as savings from refinancing activity offset the impact of higher average debt levels in Q2 of 2022 compared to Q2 of 2021.

5

Earnings Release Q2 2022

Finally, repatriation from joint ventures and associates was $27 million in H1 2022, a decline of $10 million compared to H1 2021, which also included Guatemala. As a result of the above factors, Equity Free Cash Flow (EFCF) was negative $73 million in H1, of which $12 million relates to the Africa operation. Excluding Africa, EFCF increased by $118 million, as a result of the Guatemala acquisition and improved performance. The negative EFCF in H1 is consistent with historical seasonal patterns, which primarily reflects the timing of annual cash payments for capex booked in Q4 but paid in Q1, income taxes, frequency and software licenses, and variable compensation.

Debt

($ millions)	June 30, 2022	December 31, 2021
USD Debt	4,024	4,827
Local Currency Debt	2,840	2,917
Debt	6,864	7,744
Cash	779	930
Net Debt*	6,085	6,814
Leases	1,034	1,167
Net Financial Obligations*	7,118	7,981
EBITDA* (LTM)	1,954	1,639
Proforma Adjustments	317	747
Proforma EBITDA*	2,271	2,385
Leverage*	3.14x	3.34x

* Net Debt, Net financial obligations, EBITDA and Leverage are non-IFRS measures and are IFRS consolidated figures. See page 11 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. Cash includes term deposits of $3.2 million as of June 30, 2022. Proforma adjustments relate to the acquisition of the Guatemala operation on November 12, 2021.

As of June 30, 2022, debt was $6,864 million compared to $7,423 million at the end Q1 2022. The decline of $559 million reflects the proceeds from the rights offering and the sale of the Tanzania business, offset by the repayment of the outstanding balance on the bridge loan and the acquisition of the minority stake in Panama.

Approximately 62% of debt at June 30, 2022 was held at our operating entities, and 38% was at the corporate level. The average interest rate on our debt increased to 5.8% from 5.5% at the end of Q1 2022 mainly as a result of the increase in variable rates in Colombia. As of June 30, 2022, 41% of our debt was in local currency or swapped for local currency slightly down from 42% as of March 31, 2022. In addition, 85% of our debt was at fixed rates or swapped for fixed rates with an average maturity of 6.0 years, in line with our targets. On our dollar-denominated debt1, the average rate was 5.0% with an average maturity of 6.3 years as of June 30, 2022, unchanged from levels as of March 31, 2022.

6

Earnings Release Q2 2022

Our cash position was $779 million as of June 30, 2022, an increase of $80 million compared to $699 million as of March 31, 2022, reflecting the previously stated activity in the quarter. Of our cash balance, 64% was held in U.S. dollars. As a result, our net debt was $6,085 million as of June 30, 2022, a decrease of $639 million during the quarter.

In addition, as of June 30, 2022, we had lease liabilities of $1,034 million, which represented 13% of gross financial obligations. Including these lease liabilities, net financial obligations were $7,118 million as of June 30, 2022, a decrease of $677 million during the quarter, which mostly reflects the previously stated activity in the quarter, as well as the benefit of weaker foreign exchange rates on our local currency debt. Leverage, which includes our lease obligations, was 3.14x as of June 30, 2022, decreasing from 3.46x as of March 31, 2022. Excluding the impact of leases, the ratio of net debt to EBITDAaL was 3.04x, compared to 3.37x as of March 31, 2022.

Operating performance

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Business units

We discuss our performance under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Cable and other fixed services, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

Economic activity remained steady in our markets in Q2 2022, although inflation followed the global trend and was higher in the majority of our markets. Remittances from the U.S. to Central America sustained strong growth year-on-year. Foreign exchange rate volatility increased in some of our markets, with the Costa Rican colón and the Colombian peso both down about 10% during the quarter, while the currencies in other markets were significantly more stable. Foreign exchange rates and movements are presented on page 14.

1 Including also SEK denominated bonds that have been swapped into US dollars.

7

Earnings Release Q2 2022

Key Performance Indicators

Mobile services

We ended Q2 2022 with 39.9 million customers, a decrease of 102,000 during the quarter mostly due to a change in commercial strategy in Bolivia that led to a decline in low-ARPU prepaid users in that country. This more than offset robust postpaid net additions of 226,000, of which more than 150,000 were in Colombia. 4G smartphone data users continue to grow and now account for 48% of our mobile customer base, up from 45% in Q2 2021.

Mobile ARPU declined 2.0% year-on-year partly due to weaker foreign exchange rates. In local currency terms, ARPU increased almost 7% in Colombia, and was also up sequentially, driven by the ongoing shift in mix toward postpaid.

Key Performance Indicators* (‘000)	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q2 2022 vs Q2 2021
Mobile customers	39,855	39,956	39,802	38,971	38,164	4.4%
Of which 4G customers	19,134	19,282	19,046	18,123	17,099	11.9%
Of which postpaid subscribers	6,161	5,935	5,615	5,278	4,945	24.6%
Mobile ARPU ($)	6.2	6.1	6.3	6.3	6.3	(2.0)%
Homes passed	12,448	12,237	12,083	11,936	11,796	5.5%
Of which HFC/FTTH	12,179	11,965	11,810	11,660	11,507	5.8%
Customer relationships	4,767	4,762	4,704	4,672	4,608	3.5%
Of which HFC/FTTH	4,083	4,062	3,988	3,928	3,844	6.2%
HFC/FTTH revenue generating units	8,572	8,524	8,360	8,180	7,975	7.5%
Of which Broadband Internet	3,740	3,719	3,637	3,578	3,494	7.0%
Home ARPU ($)	27.3	27.5	27.9	28.1	28.6	(4.5)%

* KPIs re-presented to include Guatemala in all periods and exclude Africa, which has been classified as discontinued operations, and our joint venture in Honduras, which is not consolidated in the Group figures.

Broadband and other fixed services

At the end of Q2 2022, our networks passed 12.4 million homes, an increase of 211,000 during the quarter, as we continued to ramp up our build. Additionally, we recently signed landmark wholesale agreements with ETB and Ufinet that give us access to approximately 1.5 million incremental homes through a variable cost, infrastructure-light model, more than doubling our commercial reach in Bogota, Colombia's largest city.

In the quarter, we added 21,000 net HFC/FTTH customer relationships, reflecting stable churn levels and softer gross additions, as consumer demand for communications services has shifted from home to mobile as workers gradually returned to the workplace. In addition, lower net additions in Colombia reflect increased competition as well as a commercial decision to slow new sales to some economic segments in order to mitigate the risk of higher churn in future periods. Penetration on our HFC/FTTH network increased to 33.5%, an increase of 0.1 percentage points from 33.4% in Q2 2021.

8

Earnings Release Q2 2022

Home ARPU declined 4.5% year-on-year, due largely to weaker currencies. Excluding the currency impact, Home ARPU declined 1.9% due to the shift in mix toward Broadband-only customers, which generate lower ARPU. In local currency, ARPU increased in El Salvador, Guatemala, Costa Rica and Panama, while ARPU declined in the remaining countries. In Paraguay, piracy also impacted demand for our Pay TV services, affecting both net additions and ARPU, which declined double-digits in Q2. However, law enforcement authorities recently detained some individuals and shut down their large illegal pay TV operations in the country.

Financial indicators

In Q2 2022, revenue increased 44.6% year-on-year to $1,447 million, while service revenue increased 39.1% to $1,315 million. Adjusting for the acquisition of Guatemala and for currency movements, organic service revenue growth was 4.5% year-on-year, reflecting a fourth consecutive quarter of positive growth in all countries and business units.

Colombia led the group with strong 8.5% local currency growth driven by 16.9% B2C mobile growth and mid single-digit B2B growth, while the Home business was flat due to the previously-mentioned change in commercial strategy and a decline in Pay TV customers, as well as more intense competition. El Salvador sustained its strong performance, with service revenue growing 6.9%, driven by growth in every business unit including double digit B2B growth. In Paraguay, 5.6% service revenue growth was due to double-digit B2B growth and from a fifth consecutive quarter of growth in consumer mobile, while growth in Home was flattered by an adverse $4 million one-off in Q2 2021. Excluding the impact of this one-off, Paraguay service revenue grew 2.3%. Finally, organic service revenue grew 7.4% in Nicaragua, 2.4% in Bolivia, 3.6% in Costa Rica, and 1.1% in Guatemala, which improved compared to Q1.

Financial Highlights*	Q2 2022	Q2 2021	% change	Organic % change	H1 2022	H1 2021	% change	Organic % change
($m, unless otherwise stated)
Revenue	1,447	1,001	44.6%	5.5%	2,856	2,000	42.8%	5.0%
Service revenue	1,315	946	39.1%	4.5%	2,615	1,891	38.3%	4.6%
Mobile	751	457	64.2%		1,487	911	63.2%
Cable and other fixed services	547	473	15.5%		1,092	951	14.9%
Other	18	15	20.7%		36	29	21.7%
EBITDA	577	343	68.5%	4.6%	1,141	705	62.0%	2.4%
EBITDA margin	39.9%	34.2%	5.6 pt		40.0%	35.2%	4.7 pt
Capex	255	188	35.4%		454	309	47.2%
OCF	322	154	108.8%	(0.7)%	687	396	73.5%	(4.5)%

* Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and lease capitalizations. See page 11 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

9

Earnings Release Q2 2022

By business unit, Home service revenue grew 3.5% organically, impacted by lower customer intake and a 1.9% organic decline in ARPU. In our consumer Mobile business, organic service revenue grew 4.4% year-on-year, driven by postpaid. Finally, B2B service revenue organic growth accelerated to 5.7% organically, with Paraguay and El Salvador posting double-digit growth in the quarter.

EBITDA was $577 million, an increase of 68.5% year-on-year, and an improvement from $564 million in Q1 22. Excluding the acquisition of Guatemala and changes in FX rate, EBITDA increased 4.6% organically year-on-year, reflecting growth in most countries.

By country, EBITDA local currency growth was solid in Costa Rica (13.3%), El Salvador (10.5%), Bolivia (7.3%), and Nicaragua (1.5%), while growth was slightly negative in Guatemala (-0.1%) and Honduras (-0.7%). Colombia EBITDA returned to growth for the first time in a year, growing 4.0% as we lapsed the increase in marketing and promotional spend related to the launch of new postpaid plans in Q2 2021. Colombia EBITDA was adversely affected by the settlement of a dispute resulting in a $4 million one-off in the quarter. Excluding this one-off, growth would have been 8.2%. Panama EBITDA grew 15.6% in the quarter, although this was flattered by a favorable one-off of $5 million following a favorable court decision on a legal dispute. Adjusting for this one-off Panama EBITDA would have grown 8.6%. Paraguay grew 4.2%, although this was flattered by an adverse $4 million one-off in Q2 2021. Excluding the impact of this one-off, Paraguay EBITDA would have declined 2.5%.

Capex was $255 million in the quarter. In Mobile, we added more than 365 points of presence to our 4G network during the quarter, and we ended with more than 16,756 points of presence, an increase of 18% year-on-year. At the end of Q2 2022, our 4G networks covered approximately 78% of the population (which is approximately 120 million in our markets), up from approximately 75% at June 30, 2021.

Operating Cash Flow (OCF) increased 108.8% year-on-year to $322 million in Q2 2022. Excluding the impact of the acquisition of Guatemala and currencies, OCF declined 0.7% organically, due to capex phasing in 2022, which is more front loaded than in 2021.

10

Earnings Release Q2 2022

ESG highlights – Q2 2022

Our purpose in action

In June, we announced that we had joined to U.S. Vice-President Kamala Harris’s Call to Action for a Partnership for Central America (PCA), which she launched in May 2021. As a member of the PCA, and as part of our ongoing commitment to the region, we announced investments aimed at expanding our fixed and mobile broadband networks in Guatemala, Honduras and El Salvador over the next two years. These investment will advance our efforts to accelerate economic growth via increased connectivity, as penetration rates for broadband in these markets are still below regional averages.

Environment

Our first near-term emissions targets have been validated by the Science Based Targets initiative and are as follows: “Millicom International Cellular S.A. commits to reduce absolute scope 1 and scope 2 GHG emissions by 50% by 2030 from a 2020 base year. Millicom International Cellular S.A. also commits to reduce absolute scope 3 GHG emissions by 20% by 2035 from a 2020 base year.”

As part of the target-setting process, the required emissions reduction trajectory has been calculated and we are building our transition plan against it, jointly with our Operations, Engineering, Supply Chain and Facilities teams to ensure projects are on track to meet the expected yearly reductions. Initiatives include energy efficiency projects, increased use of renewables and, where available, market instruments such as Renewable Energy Certificates and Power Purchase Agreements, as we already have in Colombia and Panama, respectively.

Society

Digital Education

We finalized the launch of the web applications for our Conectadas program in April as well as Maestr@s Conectad@s in June; the former targeting women and the latter teachers and educators seeking to acquire additional digital skills which in this moment are of the essence to ensure educational continuity as well as capillarity. With online platforms for our women and teacher training programs, we now have global reach and make our content available to anyone who wants to gain new skills in the use of digital tools.

With the Fundación Real Madrid Alliance launch in Paraguay last June, the program has now full regional presence. All operations are currently exploring how to further integrate our ESG trainings and seminars so to involve the ecosystem surrounding children (parents, mentors, educators).

Supply Chain Management

After the successful first year of the online platform, we are getting ready to kick off the Supplier training for 2022, with updated content to reflect our newly announced climate commitments. In addition to this, our regional Procurement team has identified and is engaging key vendors among top Scope 3 emissions categories for mutual support towards shared goals and create synergies that support progress towards our targets.

11

Earnings Release Q2 2022

Governance

Compliance

Continuing the progressive rollout of our revised policies via scheduled, formal launches, in Q2 2022, we launched the Company’s revised Anti-Money Laundering and Gifts & Hospitality policies through globally-disseminated messages by the AML Director and CFO, respectively. The policies are now in effect and published on our external website. They are also available to our employees in our internal policy repository. Other revised policies will be formally launched throughout the year with a similar communication campaign. In addition, we continued targeted face-to-face training, of selected departments, to supplement our organization-wide compliance training.

Video conference details

A video conference to discuss these results will take place on July 28 at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 884-4788-3862. Please dial a number base on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

Financial calendar

2022

Date	Event
October 27	Q3 2022 results

For further information, please contact

Press:	Investors:
Karim Lesina, EVP Chief External Affairs Officer	Michel Morin, VP Investor Relations
Yocasta Valdez, Group Sr. Manager Digital Media & Communications	Sarah Inmon, Director Investor Relations
press@millicom.com	investors@millicom.com

12

Earnings Release Q2 2022

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2022, Millicom employed approximately 20,000 people and provided mobile and fiber-cable services through its digital highways to around 45 million customers, with a fiber-cable footprint of 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on July 28, 2022.

13

Earnings Release Q2 2022

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruption due to diseases, pandemics, political events, armed conflict, acts by terrorists, including the impact of the outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;

•	competitive forces,including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, financial targets and strategic plans, including the acceleration of cash flow growth, the reduction in net leverage, the expansion of our fixed broadband network, and the implementation of a share repurchase program and environmental, social and governance standards;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

14

Earnings Release Q2 2022

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found under the heading “Risk Factors” in Item 1 of Millicom’s Report on Form 6-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2022, and in Millicom’s subsequent SEC filings, all of which are available at www.sec.gov. To the extent COVID-19 adversely affects Millicom's business and financial results, it may also have the effect of heightening many of the risks described in its filings. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

15

Earnings Release Q2 2022

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Following the changes in perimeter following the Guatemala acquisition and the Africa disposal, Millicom's management modified the company's external reporting with the primary objective of simplifying it. As a result, the Group has discontinued the use of the following non-IFRS measures: Proportionate financial obligations, Proportionate leverage, Proportionate leverage after leases, and all Underlying measures (as these mainly reflected the full consolidation of Guatemala). The definitions of EBITDA and Return on Invested Capital have been adjusted to reflect this change. In addition, the Group changed the definition of Equity Free Cash Flow to include spectrum paid and lease principal repayments in response to feedback from users of our financial statements who prefer a more comprehensive view of our cash flow generation. As a result we no longer refer to Equity Free Cash Flow 'after Leases'.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after Leases (EBITDAaL) represents EBITDA after lease interest and principal repayments.

EBITDA Margin represents EBITDA in relation to Revenue.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

16

Earnings Release Q2 2022

Net debt is Debt and financial liabilities less cash and pledged and time deposits.

Net financial obligations is Net debt plus lease liabilities.

Leverage is the ratio of net financial obligations over LTM (Last twelve month) EBITDA, proforma for acquisitions made during the last twelve months.

Leverage after leases is the ratio of net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions and disposals made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is EBITDA, less cash capex, less spectrum paid, working capital and other non-cash items, and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers in our Latin America segment as (x) the total Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from other industry participants.

Please refer to our 2021 Annual Report for a list and description of non-IFRS measures.

17

Earnings Release Q2 2022

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Group

($ millions)	Revenue	Service Revenue	EBITDA	OCF
	Q2 2022	Q2 2022	Q2 2022	Q2 2022
A- Current period	1,447	1,315	577	322
B- Prior year period	1,001	946	343	154
C- Reported growth (A/B)	44.6%	39.1%	68.5%	108.8%
D- Perimeter	39.7%	35.6%	63.3%	115.3%
E- FX and other	(0.5)%	(1.1)%	0.6%	(5.8)%
F- Organic Growth (C-D-E)	5.5%	4.5%	4.6%	(0.7)%

*Organic growth calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other".

($ millions)	Revenue	Service Revenue	EBITDA	OCF
	H1 2022	H1 2022	H1 2022	H1 2022
A- Current period	2,856	2,615	1,141	687
B- Prior year period	2,000	1,891	705	396
C- Reported growth (A/B)	42.8%	38.3%	62.0%	73.5%
D- Perimeter	39.1%	35.3%	60.9%	86.9%
E- FX and other	(1.3)%	(1.6)%	(1.4)%	(8.9)%
F- Organic Growth (C-D-E)	5.0%	4.6%	2.4%	(4.5)%

*Organic growth is calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other".

Reconciliation of Net financial obligations to EBITDA as of June 30, 2022

Debt Information - June 30, 2022	Financial obligations			EBITDA
$ millions	Gross	Cash	Net	Reported	Adjustments*	Proforma	Leverage
Millicom Group (IFRS)	7,897	779	7,118	1,954	317	2,271	3.14x

*Related to Guatemala acquisition completed on November 12, 2021.

18

Earnings Release Q2 2022

One-off Summary - Items above EBITDA only

2022	Q2 2022		H1 2022		Comment (Q2 2022)
($ millions)	Revenue	EBITDA	Revenue	EBITDA
Panama	—	5	—	5	Reversal of legal provision
Colombia	—	(4)	—	(4)	Settlement of interconnection dispute
Group Total	—	1	—	1

2021	Q2 2021		H1 2021		Comment (Q2 2021)
($ millions)	Revenue	EBITDA	Revenue	EBITDA
Paraguay	(4)	(4)	(4)	(4)	Accrued income adjustment
Group Total	(4)	(4)	(4)	(4)

ARPU reconciliations

Mobile ARPU Reconciliation	Q2 2022	Q2 2021	H1 2022	H1 2021
Mobile service revenue ($m)	751	727	1,487	1,449
Mobile Service revenue ($m) from non-Tigo customers ($m) *	(10)	(7)	(21)	(13)
Mobile Service revenue ($m) from Tigo customers (A)	740	720	1,466	1,436
Mobile customers - end of period (000)	39,855	38,164	39,855	38,164
Mobile customers - average (000) (B) **	39,905	38,038	39,871	37,730
Mobile ARPU (USD/Month) (A/B/number of months)	6.2	6.3	6.1	6.3

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

Home ARPU Reconciliation	Q2 2022	Q2 2021	H1 2022	H1 2021
Home service revenue ($m)	399	396	797	789
Home service revenue ($m) from non-Tigo customers ($m) *	(8)	(4)	(16)	(13)
Home service revenue ($m) from Tigo customers (A)	391	392	781	777
Customer Relationships - end of period (000) **	4,767	4,608	4,767	4,608
Customer Relationships - average (000) (B) ***	4,765	4,564	4,745	4,499
Home ARPU (USD/Month) (A/B/number of months)	27.3	28.6	27.4	28.8

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC/FTTH + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

19

Earnings Release Q2 2022

Capex Reconciliation

Capex Reconciliation	Q2 2022	Q2 2021	H1 2022	H1 2021
Consolidated:
Additions to property, plant and equipment	219	165	378	261
Additions to licenses and other intangibles	63	9	192	34
Of which spectrum and license costs	27	(13)	116	(14)
Total consolidated additions	282	175	570	295
Of which capital expenditures related to headquarters	5	2	7	4

Foreign Exchange rates

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q2 22	Q1 22	QoQ	Q2 21	YoY	Q2 22	Q1 22	QoQ	Q2 21	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	3,939	3,906	(0.8)%	3,730	(5.3)%	4,127	3,748	(9.2)%	3,757	(9.0)%
Costa Rica	CRC	680	651	(4.2)%	619	(8.9)%	692	667	(3.6)%	622	(10.2)%
Guatemala	GTQ	7.70	7.70	0.1%	7.72	0.4%	7.76	7.68	(1.0)%	7.74	(0.2)%
Honduras	HNL	24.46	24.50	0.2%	24.06	(1.6)%	24.50	24.43	(0.3)%	23.95	(2.2)%
Nicaragua	NIO	35.78	35.61	(0.5)%	35.08	(2.0)%	35.87	35.69	(0.5)%	35.17	(2.0)%
Paraguay	PYG	6,866	6,966	1.5%	6,604	(3.8)%	6,848	6,930	1.2%	6,754	(1.4)%

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q2 2022	Q2 2021	H1 2022	H1 2021
Net cash provided by operating activities	291	193	559	280
Purchase of property, plant and equipment	(210)	(159)	(406)	(330)
Proceeds from sale of property, plant and equipment	3	3	7	4
Purchase of intangible assets	(41)	(18)	(125)	(81)
Purchase of spectrum and licenses	(19)	(1)	(49)	(21)
Proceeds from sale of intangible assets	—	—	—	—
Finance charges paid, net	122	123	262	251
Operating free cash flow	146	140	248	102
Interest (paid), net	(122)	(123)	(262)	(251)
Lease Principal Repayments	(39)	(33)	(83)	(62)
Free cash flow	(14)	(16)	(98)	(211)
Repatriation from joint ventures and associates	13	22	27	37
Dividends paid to non-controlling interests	(3)	(3)	(3)	(6)
Equity free cash flow	(4)	3	(73)	(180)

20

Earnings Release Q2 2022

OCF (EBITDA- Capex) Reconciliation

Group OCF	Q2 2022	Q2 2021	H1 2022	H1 2021
EBITDA	577	343	1,141	705
(-)Capex (Ex. Spectrum)	255	188	454	309
OCF	322	154	687	396

21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, General Counsel

Date: July 28, 2022